**SILVERSTONE CORPORATION BERHAD** (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

[redacted]

05010920

17 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 0 6 2005
WASH. D.C.
185

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 16 August 2005, Re: Proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

b) Financial Results Annnouncement dated 16 August 2005, Re: Fourth Quarterly Report for the financial period ended 30 June 2005.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

9/7

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

# General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 16/08/2005 05:09:23 PM
Reference No SC-050816-21CB8

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SILVERSTONE CORPORATION BERHAD** |
| * Stock name | : | **SILSTON** |
| * Stock code | : | **5061** |
| * Contact person | : | **WONG PHOOI LIN** |
| * Designation | : | **SECRETARY** |

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE**

* **Contents :-**

The Board of Directors of Silverstone Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Twenty-Seventh Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

---

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

16 AUG 2005

Form Version 2.0

# Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 16/08/2005 06:18:37 PM
Reference No SC-050816-89B2A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **SILVERSTONE CORPORATION BERHAD**
* Stock name : **SILSTON**
* Stock code : **5061**
* Contact person : **WONG PHOOI LIN**
* Designation : **SECRETARY**

---

**Part A1 : QUARTERLY REPORT**

* **Quarterly report for the *financial period ended*** : **30/06/2005**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End** : **30/06/2005**
* **The figures** : ○ have been audited ● have not been audited

**Please attach the full Quarterly Report here:**

SIL4qtr05-b.xls

**Remarks:**

**Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION**

**Summary of Key Financial Information for the financial period ended**
*** 30/06/2005**

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER * 30/06/2005 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 30/06/2004 [dd/mm/yyyy] RM'000 | CURRENT YEAR TO DATE * 30/06/2005 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/06/2004 [dd/mm/yyyy] RM'000 |
| 1 | Revenue | 135,594 | 132,138 | 460,700 | 552,952 |
| 2 | Profit/(loss) before tax | 605 | 54,902 | -9,914 | -31,695 |
| 3 | Profit/(loss) after tax and minority interest | -5,770 | 52,742 | -12,362 | -35,391 |

SILVERSTONE CORPORATION BERHAD (41515-D)

*Secretary*

16 AUG 2005

| | | | | | |
|---|---|---|---|---|---|
| 4 | Net profit/(loss) for the period | -5,770 | 52,742 | -12,362 | -35,391 |
| 5 | Basic earnings/(loss) per share (sen) | -1.70 | 15.58 | -3.65 | -10.45 |
| 6 | Dividend per share (sen) | 0.00 | 0.00 | 0.00 | 0.00 |

| | | AS AT END OF CURRENT QUARTER* | AS AT PRECEDING FINANCIAL YEAR END |
|---|---|---|---|
| 7 | Net tangible assets per share (RM) | 0.4300 | 0.4400 |

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

## Part A3 : ADDITIONAL INFORMATION

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER* | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE* | PRECEDING YEAR CORRESPONDING PERIOD |
| | | 30/06/2005 [16] | 30/06/2004 [16] | 30/06/2005 [16] | 30/06/2004 [16] |
| | | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |
| 1 | Profit/(Loss) from operations | 9,580 | 69,299 | 34,417 | 23,831 |
| 2 | Gross interest income | 3,605 | 2,636 | 7,553 | 6,942 |
| 3 | Gross interest expense | 10,239 | 12,142 | 32,525 | 49,365 |

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

.............................................................

*Secretary*

16 AUG 2005

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

## Interim Report for the

## Fourth Quarter Ended

## 30 June 2005

## SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005

The figures have not been audited.

# CONDENSED CONSOLIDATED INCOME STATEMENTS

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000 | CURRENT YEAR TO DATE 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000 |
| Revenue | 135,594 | 132,138 | 460,700 | 552,952 |
| Operating expenses | (131,153) | (136,554) | (459,715) | (607,142) |
| Other operating income | 5,139 | 73,715 | 33,432 | 78,021 |
| Profit from operations | 9,580 | 69,299 | 34,417 | 23,831 |
| Finance costs | (10,239) | (12,142) | (32,525) | (49,365) |
| Share in results of associated companies | 1,264 | (2,255) | (11,806) | (6,161) |
| Profit/(Loss) before taxation | 605 | 54,902 | (9,914) | (31,695) |
| Taxation | (1,968) | (2,276) | (2,127) | (2,402) |
| (Loss)/Profit after taxation | (1,363) | 52,626 | (12,041) | (34,097) |
| Minority interests | (4,407) | 116 | (321) | (1,294) |
| Net (loss)/profit for the period | (5,770) | 52,742 | (12,362) | (35,391) |
| Earnings/(Loss) per share (sen) : | | | | |
| - Basic | (1.70) | 15.58 | (3.65) | (10.45) |
| - Fully diluted | (1.70) | 14.40 | (3.65) | (10.45) |

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

## SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005
The figures have not been audited.

## CONDENSED CONSOLIDATED BALANCE SHEET

| | AS AT END OF CURRENT QUARTER 30/6/2005 RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000 |
|---|---|---|
| Property, plant and equipment | 326,990 | 310,837 |
| Associated companies | 252,043 | 268,773 |
| Investments | 122,464 | 115,808 |
| Deferred tax assets | 22,993 | 24,823 |
| Deferred expenditure | 852 | 1,271 |
| Goodwill on consolidation | 12,409 | 13,143 |
| Current assets | | |
| - Inventories | 99,197 | 70,378 |
| - Investments | 3,608 | 7,419 |
| - Trade and other receivables | 137,334 | 129,235 |
| - Short term deposits with financial institutions | 11,770 | 16,729 |
| - Cash and bank balances | 26,042 | 37,282 |
| | 277,951 | 261,043 |
| Current liabilities | | |
| - Trade and other payables | 88,138 | 73,880 |
| - Short term borrowings | 137,913 | 132,437 |
| - AMB Bonds and SPV Debts | 87,538 | 116,001 |
| - Provisions | 6,125 | 6,269 |
| - Tax liabilities | 283 | 224 |
| | 319,997 | 328,811 |
| Net current liabilities | (42,046) | (67,768) |
| | 695,705 | 666,887 |
| Financed by: | | |
| Share capital | 338,535 | 338,535 |
| Reserves | (178,619) | (174,053) |
| Shareholders' funds | 159,916 | 164,482 |
| Minority interests | 83,603 | 84,460 |
| Redeemable cumulative convertible preference shares | 32,237 | 32,237 |
| AMB Bonds and SPV Debts | 419,188 | 385,098 |
| Deferred liabilities | 384 | 233 |
| Deferred taxation | 377 | 377 |
| | 695,705 | 666,887 |
| Net tangible assets per share (RM) | 0.43 | 0.44 |

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

**SILVERSTONE CORPORATION BERHAD** (41515-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005
The figures have not been audited.

## CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| | Share Capital RM'000 | Share Premium RM'000 | Translation Reserves RM'000 | Other Reserves RM'000 | Accumulated Losses RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|
| Balance at 1 July 2004 | 338,535 | 81,525 | 51,181 | 47,267 | (354,026) | 164,482 |
| Translation loss on net equity of foreign subsidiary companies | - | - | (2,793) | - | - | (2,793) |
| Share in post-acquisition reserves of associated companies | - | - | (808) | - | - | (808) |
| Net losses not recognised in consolidated income statement | - | - | (3,601) | - | - | (3,601) |
| Realisation of reserve on disposal of subsidiary companies | - | - | 12,917 | 37 | - | 12,954 |
| Transferred to capital reserves | - | - | - | 136 | (136) | - |
| Net loss for the financial period | - | - | - | - | (12,362) | (12,362) |
| Amortisation of negative goodwill | - | - | - | (1,557) | - | (1,557) |
| Balance at 30 June 2005 | 338,535 | 81,525 | 60,497 | 45,883 | (366,524) | 159,916 |
| | | | | | | |
| Balance at 1 July 2003 | 338,535 | 81,525 | 77,885 | 48,730 | (318,541) | 228,134 |
| Translation loss on net equity of foreign subsidiary companies | - | - | (224) | - | - | (224) |
| Share in post-acquisition reserves of associated companies | - | - | 80 | - | - | 80 |
| Net losses not recognised in consolidated income statement | - | - | (144) | - | - | (144) |
| Transferred to capital reserves | - | - | - | 94 | (94) | - |
| Realisation of reserve on disposal of equity interest in a subsidiary company | - | - | (26,560) | - | - | - (26,560) |
| Net loss for the financial period | - | - | - | - | (35,391) | (35,391) |
| Amortisation of reserve on consolidation | - | - | - | (1,557) | - | (1,557) |
| Balance at 30 June 2004 | 338,535 | 81,525 | 51,181 | 47,267 | (354,026) | 164,482 |

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

Interim report for the fourth quarter ended 30 June 2005
The figures have not been audited.

## CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

| | CURRENT YEAR-TO-DATE 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Loss before tax | (9,914) | (31,695) |
| Adjustments for: | | |
| Non-cash items | 24,972 | (5,002) |
| Non-operating items | 24,018 | 42,423 |
| Operating profit before changes in working capital | 39,076 | 5,726 |
| Changes in working capital | | |
| Net change in current assets | (22,094) | 154,095 |
| Net change in current liabilities | 3,435 | (25,202) |
| Others | 410 | (23,045) |
| | 20,827 | 111,574 |
| INVESTING ACTIVITIES | | |
| Purchase of property, plant and equipment | (49,499) | (20,706) |
| Proceeds received from disposal of property, plant and equipment | 14,317 | 28,472 |
| Others | 13,417 | 1,087 |
| | (21,765) | 8,853 |
| FINANCING ACTIVITIES | | |
| Bank borrowings | (11,860) | (125,559) |
| Short term deposits earmarked for bonds redemption | 5,276 | 11,890 |
| Others | (100) | (66) |
| | (6,684) | (113,735) |
| Net change in cash and cash equivalents | (7,622) | 6,692 |
| Effects of exchange rate changes | - | 14 |
| Cash and cash equivalents at beginning of the year | 25,532 | 18,826 |
| Cash and cash equivalents at end of the year | 17,910 | 25,532 |

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

## NOTES TO THE CONDENSED FINANCIAL STATEMENTS

### 1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

### 2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2004. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

### 3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

### 4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

### 5. Material changes in estimates

There were no material changes in estimates of amounts reported in the prior financial years.

### 6. Debt and equity securities

During the financial year-to-date, the Group has redeemed/repaid RM3.37 million AMB Bonds and USD4.67 million (equivalents to RM17.73 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

### 7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

## 8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

| | Motor RM'000 | Tyre RM'000 | Investment & Others RM'000 | Group RM'000 |
|---|---|---|---|---|
| Total revenue | 179,751 | 280,870 | 1,118 | 461,739 |
| Inter-segment revenue | (7) | (986) | (46) | (1,039) |
| External revenue | 179,744 | 279,884 | 1,072 | 460,700 |
| Profit from operations | 11,041 | 7,086 | 16,290 | 34,417 |
| Finance costs | | | | (32,525) |
| Share in results of associated companies | | | | (11,806) |
| Loss before taxation | | | | (9,914) |

## 9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

## 10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

## 11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following :

(i) Striking off of Silverstone Tire & Rubber (UK) Company Limited, a dormant wholly-owned subsidiary of the Company incorporated in the United Kingdom, from the Register of Companies, United Kingdom with effect from 21 September 2004.

(ii) Disposal by the Company of its entire 98% equity interest in Hamba Research Development Co Ltd ("Hamba R&D") on 1 December 2004.

The effect of the disposal of Hamba R & D on the financial results of the Group is as follows:

| | CUMULATIVE QUARTER | |
|---|---|---|
| | AS AT DATE OF DISPOSAL RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000 |
| Revenue | 93 | 2,701 |
| (Loss)/Profit before taxation | (235) | 398 |
| Net (loss)/profit for the year | (235) | 334 |

The effect of the disposal of Hamba R & D on the financial position of the Group is as follows:

| | AS AT DATE OF DISPOSAL RM'000 | AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000 |
|---|---|---|
| Property, plant and equipment | 111 | 90 |
| Current assets | 550 | 728 |
| Current liabilities | (2,650) | (2,590) |
| Net liabilities | (1,989) | (1,772) |

(iii) Acquisition by Silverstone Berhad, a wholly-owned subsidiary of the Company, of 100% equity interest in iMpression Worldwide Inc, a dormant company incorporated in the British Virgin Islands, on 10 December 2004.

(iv) Disposal by Lion Rubber Industries Pte Ltd, a 70% owned subsidiary of the Company, of its entire 55% equity interest in Dong Feng Lion Tyre Co Ltd on 2 March 2005.

**12. Changes in contingent liabilities or contingent assets**

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

**13. Review of performance**

The Group recorded a net loss of RM6 million this quarter, compared to a net profit of RM53 million in the same period previous year. The earlier period was higher due to a one-off gain on disposal of a subsidiary amounting to RM71 million. Year on year, the group's net losses was reduced from RM35 million to RM12 million after it deconsolidated Dong Feng Lion Tyre Co Ltd's results in June 2004. Accordingly, loss per share declined from 10.45 sen to 3.65 sen.

**14. Comparison with the preceding quarter's results**

| | Current Year Quarter 30/6/2005 RM'000 | Current Year Preceding Quarter 31/3/2005 RM'000 |
|---|---|---|
| Revenue | 135,594 | 115,259 |
| Earnings | | |
| - Operating earnings | 7,279 | (342) |
| - Non recurring items | (13,049) | 6,596 |
| Net (loss)/profit for the period | (5,770) | 6,254 |

Quarter on quarter, the Group's revenue grew by 18% on account of higher sales in its tyre operations. Net (loss)/profit for these periods have accounted for non-recurring items arising from the effect of the disposal of subsidiaries, and the one-off provision made by an associated company. After the exclusion of these non-recurring items, operating earnings improved from a loss of RM0.3 million to profit of RM7.3 million, which were mainly due to better performance in the tyre and motor segments.

**15. Prospects**

The local automotive division's performance is expected to improve following the launch of JAC trucks into the market to complement its existing range of Pahlawan trucks while the operating environment in the local tyre business is expected to remain competitive. Barring unforeseen circumstances, the Directors expect the Group's performance to improve in the next financial year.

**16. Profit forecast / profit guarantee**

Not applicable as no profit forecast was issued.

**17. Taxation**

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000 | CURRENT YEAR TO DATE 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000 |
| Income tax - current | 107 | 160 | 263 | 328 |
| Over provision in prior years | (3) | (122) | (6) | (152) |
| Deferred tax | 1,830 | 2,257 | 1,830 | 2,257 |
| Share in taxation of associated companies | 34 | (19) | 40 | (31) |
| | 1,968 | 2,276 | 2,127 | 2,402 |

Provision for taxation was made as certain expenses were not deductible for tax purposes, and group relief were not available since tax losses of certain companies cannot be set-off against the taxable profits of the other companies of the Group.

## 18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

## 19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

| | RM'000 |
|---|---|
| At costs | 39,797 |
| At net book value | 22,606 |
| At market value | 8,919 |

## 20. Status of corporate proposals

<table>
<tr><th>Date of Announcement</th><th>Subject</th><th>Status</th></tr>
<tr><td>(i) 25.11.2004<br>25.1.2005<br>29.4.2005<br>25.5.2005</td><td>Proposed disposal of approximately 36.68% equity interest in Lion Asiapac Limited ("LAP") by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), comprising 148,750,644 ordinary shares of SGD0.10 each together with 148,750,644 detachable LAP warrants to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (approximately RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share.</td><td rowspan="2">Pending approvals of :<br>(i) Securities Commission;<br>(ii) Bank Negara Malaysia;<br>(iii) Bursa Malaysia Securities Berhad;<br>(iv) Shareholders of SCB, LCB and LFIB;<br>(v) Lenders of SCB and LFIB;<br>(vi) Holders of LCB's bonds and consolidated and rescheduled debts;<br>(vii) Foreign Investment Committee;<br>(viii) Ministry of International Trade and Industry;<br>(ix) Securities Industry Council of Singapore; and<br>(x) any other relevant authorities, if required.</td></tr>
<tr><td>(ii) 31.1.2005<br>2.2.2005<br>19.4.2005<br>29.4.2005<br>29.7.2005<br>10.8.2005</td><td>(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payment.<br><br>(b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company and/or placement to the members of the public.</td></tr>
</table>

## 21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

| | Short Term RM'000 | Long Term RM'000 | Total RM'000 |
|---|---|---|---|
| Borrowings: | | | |
| Secured | 78,393 | - | 78,393 |
| Unsecured | 59,520 | 32,237 | 91,757 |
| | 137,913 | 32,237 | 170,150 |
| Bonds and Debts: | | | |
| - AMB Bonds | 5,090 | 120,484 | 125,574 |
| - SPV Debts | 82,448 | 298,704 | 381,152 |
| | 87,538 | 419,188 | 506,726 |
| Total | 225,451 | 451,425 | 676,876 |

The Group's borrowings and debt securities are denominated in the following currencies :

| | Foreign Currency '000 | RM'000 |
|---|---|---|
| Borrowings: | | |
| - Ringgit Malaysia | - | 104,037 |
| - US Dollar | 8,315 | 31,453 |
| - Rmb | 75,496 | 34,660 |
| | | 170,150 |
| Bonds and Debts | | |
| - Ringgit Malaysia | - | 125,574 |
| - US Dollar | 100,303 | 381,152 |
| | | 506,726 |

## 22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

## 23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

## 24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

## 25. Earnings/(Loss) per share

**Basic**

Earnings/(Loss) per share is calculated by dividing the Group's net earnings/(loss) for the period by the weighted average number of shares in issue of 338.54 million for the current quarter and 338.54 million for the financial year-to-date.

**Fully diluted**

The fully diluted earnings/(loss) per share has been calculated based on the following Group's adjusted net profit/(loss) by the adjusted weighted average number of shares as follows:

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000 | CURRENT YEAR TO DATE 30/6/2005 RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000 |
| Net profit/(loss) for the period | (5,770) | 52,742 | (12,362) | (35,391) |
| Interest saving (net of tax) from conversion of redeemable cumulative convertible preference shares | 232 | 232 | 232 | 232 |
| Adjusted net profit/(loss) for the period | (5,538) | 52,974 | (12,130) | (35,159) |
| | '000 | '000 | '000 | '000 |
| Weighted average number of ordinary shares | 338,535 | 338,535 | 338,535 | 338,535 |
| Conversion of redeemable cumulative convertible preference shares | 29,306 | 29,306 | 29,306 | 29,306 |
| Adjusted weighted average number of ordinary shares | 367,841 | 367,841 | 367,841 | 367,841 |
| Fully diluted earnings/(loss) per share (sen) | (1.70) | 14.40 | (3.65) | (10.45) |

There is no dilution for the loss per share for the current year-to-date and the current year quarter. As such, the fully diluted loss per share remains the same as the basic loss per share.

The shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as it expired on 15 May 2005.

## 26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

**Status of the turnaround exercise for loss-making operations**

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

| Steps taken or to be taken | Status and progress |
|---|---|
| (a) **Associated companies**<br>***Nanjing Jincheng Machinery Co Ltd*** | |
| (i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target. | (i) Implemented |
| (ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases. | (ii) Implemented |
| (iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets. | (iii) On-going |
| **Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")** | |
| With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.<br><br>Subsequent thereto, the Company had on 27 June 2005 entered into a Share Sale Agreement with SMC and Suzuki Assemblers Malaysia Sdn Bhd ("SAM") for the disposal of the balance of 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM")("Disposal").<br><br>Consequent upon the Disposal, the Company shall have an indirect interest in LSM via the Company's 49% equity interest in SAM. | On-going |
| (b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around. | On-going |

## SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)



**Status of Proposed Divestment Programme ("PDP")**

(i) Status of the assets to be divested

| Stages of the Assets to be Divested | Outstanding PDP (Per GWRS) | Concluded divestment | | | Divestment proceeds | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Up to December 2004 | In current quarter | Current year-to-date | Received up to December 2004 | Current Year (Jan - Dec 2005) | | | |
| | | | | | | Actual received in | | Projected to Dec 2005 | Projected full year |
| | | | | | | Current Qtr | Current YTD | | |
| | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million | RM'million |
| **By 31 December 2003** | | | | | | | | | |
| Non-listed shares in automotive industry companies | 83.8 | - | - | - | - | - | - | - | - |
| **By 31 December 2004** | | | | | | | | | |
| Wuhan Fortune Motor Co Ltd (refer to (ii) (1)) | 42.7 | 43.5 | - | - | 25.2 | - | 5.2 | 6.1 | 6.1 |
| Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2)) | 17.3 | 7.8 | - | - | 7.8 | - | - | - | - |
| Non-listed shares in automotive industry companies | 13.4 | - | - | - | - | - | - | - | - |
| | 73.4 | | | | | | | | |
| **By 31 December 2005** | | | | | | | | | |
| Dong Feng Lion Tyre Co Ltd (refer to (ii) (3)) | 75.6 | - | 0.0 | 23.0 | - | - | 11.5 | 11.5 | 23.0 |
| **By 31 December 2006** | | | | | | | | | |
| Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2)) | 11.5 | 7.8 | - | - | 7.8 | - | - | - | - |
| Non-listed shares in automotive industry companies | 83.2 | - | - | - | - | - | - | - | - |
| | 94.7 | | | | | | | | |
| Total | 327.5 | 59.1 | - | 23.0 | 40.8 | - | 16.7 | 17.6 | 29.0 |

**_Status of Proposed Divestment Programme ("PDP") (continued)_**

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

| Description of assets/businesses | Status: Received | Status: Outstanding | Utilisation | |
|---|---|---|---|---|
| | RM' million | RM'million | | RM'million |
| (1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and | 25.21 | 18.25 | Repayment of borrowings | 43.01 |
| | | | Estimated expenses | 0.45 |
| | | | Gross proceeds | 43.46 |
| Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million). | The outstanding balance will be paid in the following manner: | | RM25.09 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM0.12 million is pending repatriation from China. | |
| | Before 15 August 2005 | 6.08 | | |
| | Before 15 August 2006 | 6.08 | | |
| | Before 15 August 2007 | 6.09 | | |
| | | 18.25 | | |
| The disposal was completed on 24 April 2003. | | | | |

**Status of Proposed Divestment Programme ("PDP") (continued)**

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

| Description of assets/businesses | Status: Received | Status: Outstanding | Proposed Utilisation | |
|---|---|---|---|---|
| | RM' million | RM'million | | RM'million |
| (2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). | 15.59 | - | Repayment of borrowings | 15.56 |
| | | | Estimated expenses | 0.03 |
| | | | | 15.59 |
| The disposal was completed on 6 April 2004. | | | RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts. | |
| (3) Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). | 11.47 | 11.47 | Repayment of borrowings | 22.86 |
| | | | Estimated expenses | 0.10 |
| | | | Gross proceeds | 22.96 |
| Settlement of inter-company balances due to Lion Rubber by Dong Feng for a total cash consideration of Rmb 50 million. | | | RM11.5 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. | |
| The disposal was completed on 2 March 2005. | | | | |

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.